December 22, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011 Filed November 4, 2011
File No: 0-32405

Dear Mr. Rosenberg:

Seattle Genetics, Inc. (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 2, 2011 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-K” and “Form 10-Q”, respectively). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in bold type. Please note that the headings and numbering set forth below correspond to the heading and numbering contained in the Comment Letter.

Form 10-Q for the quarter ended September 30, 2011

Note 1. Basis of Presentation and summary of significant accounting policies

Inventories, page 6

1.	Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of ADCETRIS-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

Response. In response to the Staff’s comment, the Company respectfully notes that it is not capable of disclosing inventory-only costs related to ADCETRIS product produced prior to FDA approval. By way of background, the Company has charged to research and development expense all ADCETRIS-related product development activities incurred prior to FDA approval in accordance with ASC 730-10-25. These expenses were incurred over a number of years and include internal development activities as well as activities conducted by third parties. The Company appropriately combined all product-related costs with other research and development-related costs for ADCETRIS. Specifically, costs related to manufacturing of ADCETRIS product were combined with other research and development costs related to ADCETRIS, such as technology transfer, validation, formulation development, assay development and process improvements. The Company has not tracked these non-capitalized costs in its inventory system. Consequently, although the Company can identify the quantities of product that may be used for commercial purposes by tracking when specific lots were produced, it cannot reliably determine the amount of product-only costs related solely to such product. Upon the approval of ADCETRIS, the Company began to track inventory-related costs separately on a lot-by-lot basis which forms the basis of the carrying value of its capitalized inventory.

Since the Company cannot provide inventory-only costs related to ADCETRIS for the period prior to approval, it believes that the most accurate and relevant disclosure with respect to the potential use of this inventory is to indicate that such use has the effect of lowering cost of goods sold. Such disclosure was provided in the Form 10-Q in the context of a general discussion regarding the potential commercial use of such product; however, in response to the Staff’s comment, the Company proposes to expand its disclosure, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, in substantially the form set forth below. The proposed changes to such disclosure (as compared to the disclosure in the Form 10-Q) to address the Staff’s comment are underlined in the proposed disclosure below:

“ADCETRIS cost of sales includes manufacturing costs of product sold, third party royalty costs, amortization of technology license costs and distribution and other costs. We began capitalizing ADCETRIS production costs as inventory following the accelerated approval by the FDA in its two approved indications on August 19, 2011. The cost of product manufactured prior to FDA approval was expensed as research and development expense as incurred and was combined with other research and development expenses. Most of this product is expected to be available for us to use commercially. We expect that our cost of sales as a percentage of sales will increase in future periods as product manufactured prior to FDA approval, and therefore fully expensed, is consumed. This cost benefit is expected to occur during at least the first year of commercial sales of ADCETRIS; however, the time period over which this inventory is consumed will depend on a number of factors, including the amount of future ADCETRIS sales, the ultimate use of this inventory in either commercial sales, clinical development or other research activities and the ability to utilize inventory prior to its expiration date. We expect as this product is used, the percentage of total costs of sales for sales of ADCETRIS over the next year will increase into the teens.”

Collaboration and license agreement revenue, page 7

2.	Please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosure required by ASC 605-28-50-2.c. and d.

Response. In response to the Staff’s comment, the Company advises the Staff that it has elected not to adopt the milestone method of accounting prescribed by ASU 2010-17. As a result, the Company is not required to provide the related disclosures. However, the Company acknowledges the Staff’s comment and proposes to expand its disclosure, in the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, and in future reports, as appropriate, in substantially the form set forth below to clarify this aspect of its revenue recognition policy. The proposed changes to such disclosure (as compared to the disclosure in the Form 10-Q) to address the Staff’s comment are underlined in the proposed disclosure below:

“The Company uses a time-based proportional performance model to recognize revenue over the Company’s performance period and has adopted ASU 2009-13 entitled “Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force.” Under this standard, payments received by the Company are recognized as revenue over the performance period of the collaboration. Collaboration and license agreements are evaluated to determine whether the multiple elements and associated deliverables can be considered separate units of accounting. To date, the deliverables under the Company’s collaboration and license agreements have not qualified as separate units of accounting. Accordingly, all amounts received or due, including any upfront payments, maintenance fees, milestones payments and reimbursement payments, are recognized as revenue over the performance obligation periods of each agreement, which range from two to eight years for the Company’s current agreements. Thereafter, such amounts received or due will be recognized as revenue when collectibility is reasonably assured. The assessment of multiple element arrangements requires judgment in order to determine the appropriate point in time, or period of time, that revenue should be recognized. The Company believes that the period used in each agreement is a reasonable estimate of the performance obligation period of such agreement. The Company did not elect to adopt ASU 2010-17 entitled “Milestone Method of Revenue Recognition” which was available as a policy election beginning in the first quarter of 2011.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Product Sales, page 15

3.	Please provide us proposed disclosure to be included in MD&A in future periodic reports that discloses the following:

•	the nature and amount of each accrual related to product returns, chargebacks, rebates and other discounts and allowances, distribution fees and financial assistance at the balance sheet date.

•

the factors that you consider in estimating each accrual, such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•

both quantitative and qualitative information considered in the previous bullet point and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).

•	a roll forward of each accrual for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

•

the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances, distribution fees and financial assistance, including the effect that changes in your estimates of these items had on your revenues and operations for the period to period revenue comparisons.

Response. In response to the Staff’s comment, the Company proposes to enhance its disclosure, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, in substantially the form set forth below, including by providing the revised table set forth below at the end of such proposed disclosure. The proposed changes to such disclosure (as compared to the disclosure in the Form 10-Q) to address the Staff’s comment are underlined in the disclosure below.

With regard to the Staff’s final bullet point in Comment No. 3, the Company respectfully notes it cannot currently propose a disclosure because the Company has not had any fluctuations to date based on the limited period the Company has been selling ADCETRIS. However, the Company acknowledges that in future discussions of results of operations for period to period revenue comparisons in MD&A it will discuss the amount of and reason for any significant fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances, distribution fees and financial assistance. Such discussion will include the effect that changes in the Company’s estimates of these items had on its revenues and operations, to the extent material, based on the nature of such fluctuations as they occur in the future.

Net product sales

We sell ADCETRIS through a limited number of pharmaceutical distributors. Health care providers order ADCETRIS through these distributors. We receive orders from distributors and ship product directly to the health care provider. Distributors are invoiced at wholesale acquisition cost, or WAC, and we record product sales upon delivery of the product to the health care provider at which time title and risk of loss pass. Product sales are recorded net of estimated government-mandated rebates and chargebacks, distribution fees, product returns and other deductions. Reserves are established for these deductions and actual amounts incurred are offset against applicable reserves. We reflect these reserves as either a reduction in the related account receivable from the distributor, or as an accrued liability depending on the nature of the sales deduction. Sales reserves are based on management’s estimates that consider payer mix in target markets, industry benchmarks and experience to date. These estimates involve a high degree of judgment and are periodically reviewed and adjusted as necessary.

Government-mandated rebates and chargebacks: In late September 2011, we entered into a Medicaid Drug Rebate Agreement, or MDRA, with the Centers for Medicare & Medicaid Services. This agreement provides for a rebate to participating states based on covered purchases of ADCETRIS. Medicaid rebates are invoiced to us by participating states. We estimate Medicaid rebates based on a study of the payer mix for ADCETRIS and information on utilization by Medicaid-eligible patients who received assistance through SeaGen SecureTM prior to completion of our MDRA. In the later part of the fourth quarter of 2011, we also began to provide a discount to private entities that qualify for government pricing under the Public Health Services program, or PHS, and to certain other U.S. government purchasers of ADCETRIS under the Federal Supply Schedule, or FSS. Under these agreements, distributors process a chargeback to us for the difference between WAC and the discounted price for health care providers entitled to

PHS discounts and FSS pricing. As a result of our direct-ship distribution model, we can determine the entities purchasing ADCETRIS and this information enables us to estimate expected chargebacks for PHS and FSS purchases based on each entity’s eligibility for the PHS and FSS programs. We also review actual chargeback information to further refine these estimates.

Distribution fees, product returns and other deductions: Our distributors charge a fee for distribution services that they perform on our behalf. We are able to calculate the actual amount due for each distributor based on the amount of sales to each distributor. We allow for the return of product that is within 30 days of its expiration date or that is damaged. We estimated product returns based on historical industry information of return rates for other specialty pharmaceutical products. In addition, we considered our direct-ship distribution model, our belief that product is typically not held in the distribution channel, and the expected rapid use of the product by healthcare providers. We provide financial assistance to qualifying patients that are underinsured or cannot cover the cost of commercial coinsurance amounts through our patient assistance program, SeaGen Secure™. SeaGen Secure is available to patients in the U.S. and its territories who meet various financial need criteria. Estimated contributions for commercial coinsurance are deducted from gross sales. These contributions are based on an analysis of expected plan utilization and are adjusted as necessary to reflect our actual experience.

The following table summarizes the gross to net sales deductions, net of related payments and credits, for the period from FDA approval of ADCETRIS through December 31, 2011 (in thousands):

	Rebates and Chargebacks	Distribution fees, product returns and other	Total
Balance as of August 19, 2011
Provision related to current year sales
Adjustments for prior year sales
Payments/credits for current year sales
Payments/credits for prior year sales
Balance as of December 31, 2011

Liquidity and Capital Resources, page 19

4.	Please disclose the expected effect on your results of operations and financial position related to the post-approval clinical studies required by the FDA.

Response. In response to the Staff’s comment, the Company will enhance its disclosure, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, in substantially the form set forth below. The proposed changes to such disclosure (as compared to the disclosure included in the relevant paragraphs under “Liquidity and capital resources” of the Form 10-Q) to address the Staff’s comment are underlined in the proposed disclosure below:

“At our currently planned spending rate we believe that our financial resources, together with fees, milestone payments and reimbursements we expect to earn under our existing collaboration and license agreements will be sufficient to fund our operations into at least 2013. This expectation does not take into consideration cash received from sales of ADCETRIS, which may extend the sufficiency of our financial resources. However, changes in our spending rate may occur that would consume available capital resources sooner, such as increased development, manufacturing and clinical trial expenses, including in connection with required post-approval studies and additional studies to potentially expand the use of ADCETRIS, and the increases in our sales and marketing expenses in connection with the commercialization of ADCETRIS. Additionally, we may not receive the payments that we currently expect under our existing collaboration agreements, including the ADCETRIS collaboration agreement with Millennium, which may shorten the timeframe through which we are able to fund operations. Further, in the event of a termination of the ADCETRIS collaboration agreement with Millennium, we would not receive development cost sharing payments, nor would we receive milestone payments or royalties for the development or sales of ADCETRIS in Millennium’s territories.

We are required by the FDA to conduct additional post-approval studies of ADCETRIS as part of our accelerated approval. These studies will likely be large studies conducted over a lengthy period and although we believe that our financial resources are sufficient to commence these studies, based on the expected length of these studies and the inherent uncertainty of clinical trial costs, we may be required to raise additional capital in order to complete the studies. For example, the cost of these studies will be dependent on the size, complexity, timing and the progress of these studies, all of which are unknown and may change over time. In this regard, whether we have sufficient funding to complete these studies will be partially dependent upon cash received from sales of ADCETRIS, which may not be sufficient to complete these studies. Our inability to obtain funds sufficient to complete these studies and establish confirmatory evidence of efficacy for ADCETRIS may have material adverse consequences to us, including the loss of marketing approval for ADCETRIS. These required post-approval studies will also significantly increase our operating expenses which could increase our losses and/or negatively impact our ability to achieve or maintain profitability.

We expect to make additional capital outlays and to increase operating expenditures over the next several years as we hire additional employees and support our preclinical development, manufacturing and clinical trial activities for our product candidates, including the post-approval studies we must conduct for ADCETRIS, as well as position ADCETRIS, for potential additional regulatory approvals, and we may therefore need to raise significant amounts of additional capital. We may seek additional funding through some or all of the following methods: corporate collaborations, licensing arrangements and public or private debt or equity financings. We do not know whether additional capital will be available when needed, or that, if available, we will obtain financing on terms favorable to us or our stockholders. If we are unable to raise additional funds when we need them, we may be required to delay, reduce the scope of, or eliminate one or more of our development programs, which may adversely affect our business and operations.”

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 425-527-4000 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher
Vice President and General Counsel Seattle Genetics, Inc.